VASCO Data Security International, Inc.

1901 S. Meyers Road, Ste. 210

Oakbrook Terrace, IL 60181

September 2, 2011

Kathleen Collins

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vasco Data Security International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 11, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed August 5, 2011

File No. 000-24389

Dear Ms. Collins:

Set forth below are the responses of VASCO Data Security International, Inc. (referred to herein using the words “VASCO”, “Company”, “we”, “our” and “us”) to your letter of comment dated August 19, 2011 (the “Letter”) relating to the above-referenced Form 10-K (sometimes referred to herein as the “2010 Form 10-K”) and Form 10-Q. The comments from the Letter are repeated below.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 39

1. In your response letter dated July 14, 2009 (comment 4) you indicated that “the most important factor that an investor needs to know to understand our business with regards to operating expenses is that our expenses by category closely follow changes in our headcount.” However, according to your current disclosures, particularly as it relates to your selling and marketing and general and administrative expenses, it appears that there are several other factors besides headcount that are impacting such expenses (i.e. marketing costs, travel costs, depreciation expense, the strength of the U.S. dollar, professional fees, etc.). Where two or more sources of a material change have been identified as contributing to a change, such as with regards to the selling and marketing and general and administrative expenses noted herein, please revise to quantify each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835.

September 2, 2011

In preparing our disclosures in accordance with Section III.D of SEC Release 33-6835, we believe we have disclosed and quantified the causes of material changes to the extent necessary to gain an understanding of our business as a whole. Our disclosures, as they relate to the specific operating expenses within sales and marketing or general and administrative groupings noted in your comment, are either covered in the aggregate or are non-material items that are noted and discussed by management at a high level.

The disclosures in our 2010 Form 10-K include disclosures of non-material changes that management uses to operate the business as required by SEC Release No. 33-6835. We believe that the inclusion of the non-material items is also consistent with the intent of instruction 1 to paragraph 303(a) of Regulation S-K, which indicates that we should provide information that we believe will enhance the reader’s understanding of our financial condition and business as a whole. Management discusses these items within the context of other changes in the expense by category, but does not consider them to be individually material and does not calculate the numbers excluding the impact of changes in currency exchange rates. We do not believe that an investor’s understanding of our business would be enhanced if we disclosed the specific dollar increase in specific categories.

As you noted, we indicated in 2009 that “the most important factor that an investor needs to know to understand our business with regards to operating expenses is that our expenses by category closely follow changes in our headcount.” We believe that statement is still true today, and we have included a substantially similar statement in our discussion of operating expenses as a whole. In our discussion of operating expenses as a whole, we not only indicated that direct compensation and benefit plan expenses generally represent between 55% and 60% of our operating expenses, but also that a number of other expense categories are directly related to headcount. We did not provide more detail in the overview of operating expenses related to the other line items because instruction 4 to paragraph 303(a) indicates that “if the causes for a change in one line item also relate to other line items, no repetition is required … or (is) generally appropriate.” To give an investor a perspective on the relationship between headcount and operating expenses, we noted that our average headcount increased 6% in 2010 over 2009, which an investor can then compare directly to the increase in operating expenses noted in the financial statements of 8.6%.

The other items we considered to be significant, but not material, to an investor’s understanding of the business were the impact of the change in accruals for non-cash compensation, an increase of $1.3 million or 2.3% of total operating expenses compared to 2009, and the benefit of changes in foreign currency exchange rates, a decrease of $1.8 million or 3.1% of total operating expenses compared to 2009. These items were disclosed as they are ongoing items that investors may consider in evaluating our performance in accordance with our interpretation of instruction 3 to paragraph 303(a).

September 2, 2011

Bearing in mind the Staff’s comment, the Company will continue to provide meaningful disclosure regarding period to period comparisons of its operating expenses, including the identification and quantification of material contributing and offsetting factors where appropriate. Further, the Company will endeavor to improve its disclosures in future reports filed with the SEC by more clearly identifying the items we believe to be material versus those that are non-material and covered in the aggregate.

Income Taxes, page 43

2. Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Historically, we have provided information in the MD&A section with regards to taxes at a relatively high level and provided a more detailed technical explanation in the footnote to the financial statements. We have done so with the belief that providing more technical information in the MD&A would not be consistent with SEC Release 34-48960 that indicates that “[d]isclosure should emphasize material information that is required or promotes understanding”.

We believe that investors will understand from our current disclosure that we provide for no significant amount of tax on U.S. earnings since we have a significant U.S. net operating loss carryforward (“NOL”) that is fully reserved. We have disclosed in the MD&A that the deferred tax benefit related to the NOL of $21,247 is fully reserved. Accordingly, our overall effective tax rate is and will continue to be primarily due to foreign taxes until income is sufficient in the U.S. to either use the NOL or demonstrate that it is more likely than not that we will use the NOL in future periods, at which point we will reverse all or a portion of the reserve.

All our intellectual property (“IP”) is owned by two subsidiaries, one in the U.S. and one in Switzerland. Our two subsidiaries have entered into agreements with most of the other VASCO entities under which those other entities provide services to our U.S. and Swiss subsidiaries on either a percentage of revenue or on a cost plus basis or both. Under this structure, the earnings of our service provider subsidiaries are relatively constant. These service provider companies tend to be in jurisdictions with higher effective tax rates. Fluctuations in earnings tend to flow to the US and Swiss companies, which have lower effective tax rates which accounts for the change in effective tax rates.

Until such time as the U.S. NOL is either used or not substantially reserved, we generally expect that our effective tax rate will decrease as pretax income increases and, conversely, our effective tax rate will increase as pretax income decreases. While we will provide this disclosure in future reports filed with the SEC, we believe changes in the effective foreign tax rate are not unusual.

September 2, 2011

The disclosure will be additive to our current process of disclosing the key issues affecting the comparisons of the specific periods being discussed.

Liquidity and Capital Resources, page 44

3. We note a substantial amount of your revenue is generated from outside the United States. We also note that your cash and cash equivalents are held by a number of United States and non-U.S. commercial banks. Tell us your consideration to disclose the amount of cash and investments that are currently held outside of the United States and the amounts that are subject to restriction from repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

As of December 31, 2010, cash and cash equivalents of $12,419 is held by United States commercial banks, $73,114 is held by non-U.S. commercial banks, including $1,264 held by commercial banks in Brazil, Bahrain, and India that may be subject to repatriation restrictions. Accordingly, the amount subject to repatriation restrictions is not significant. Bearing in mind the Staff’s comment, the Company will endeavor to improve its disclosures in future reports filed with the SEC by including a disclosure that repatriation restrictions do not have a material effect on our liquidity and capital resources.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 8

4. We note that you adopted ASU 2009-13 and 2009-14 effective January 1, 2011, whereby for multiple element arrangements that include a hardware client device, you allocate the selling price among the elements based on the estimated selling price of those elements. We further note for sales of products that no longer qualify as software sales you allocate the arrangement consideration among each of the accounting units based on relative selling price of each unit and that you have vendor specific objective evidence (VSOE) for the most common type of undelivered elements. Please clarify for us how you determine the relative selling price of each element, both delivered and undelivered, noting how frequently it is based on VSOE, third party evidence or best estimate of selling price if neither VSOE nor third party evidence exists. If you use best estimate of selling price please tell us how that is determined, including specific market conditions and entity-specific factors considered. We refer you to the guidance in ASC 650-25-30-2 through 30-9. In addition, please provide us with a copy of the proposed revised disclosures you intend to include in your future filings to more clearly disclose the methodologies used to establish relative selling prices in your multiple-element arrangements.

September 2, 2011

As disclosed, the adoption of ASU 2009-13 and 14 did not have a material impact on the recognition of revenue for the three and six months ended June 30, 2011 and is not expected to have a material impact on the recognition of future revenues.

In multiple-element arrangements that include a hardware client device, we allocate the selling price among all elements, delivered and undelivered, based on our internal price lists and the percentage of the selling price of that element, per the price list, to the total of the estimated selling price of all of the elements per the price list. Our internal price lists for both delivered and undelivered elements were determined to be reasonable estimates of the selling price of each element based on a comparison of actual sales made to the price list for each item delivered and to VSOE for undelivered items. We test the price lists each quarter to ensure that the price lists continue to represent reasonable estimates of the relative selling price of each element.

Undelivered elements generally include post-contract support (“PCS”) items, primarily maintenance and support. The method by which we determine VSOE has validated that the price lists are reasonable estimates of the selling price for PCS. The estimated selling price of PCS items is based on an established percentage of the user license fee attributable to the specific software and is applied consistently to all PCS arrangements. The percentage we use to establish VSOE, which is also generally consistent with the percentage used in the price list, is developed using the “bell curve method”. This method relies on historical data to show that at least 80% of all our renewals are within 15% of the median renewal percentage rate.

Our product strategy is to develop products for the financial services sector and then take those products to new markets. As a result of that strategy, we offer comparable products to all of our customers (banks and enterprise security) in all of our geographic markets. We collect data related to renewals of PCS items from all of our locations worldwide to assess whether or not we have significant variations in those markets. To date, such differences are not apparent. Given our approach to the market, we did not identify any specific market conditions or entity-specific factors in determining the estimated selling price or VSOE.

The Staff is advised that our future filings on Form 10-Q and Form 10-K will include the revenue recognition section with our proposed revisions as marked below.

Revenue Recognition

We recognize revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 985-605, Software – Revenue Recognition, ASC 985-605-25, Revenue Recognition – Multiple Element Arrangements and Staff Accounting Bulletin 104. Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection of the revenue is probable.

September 2, 2011

Effective January 1, 2011, we adopted Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements- a consensus of the FASB Emerging Issues Task Force, which amended ASC 985-605-25, and ASU 2009-14, Certain Revenue Arrangements That Include Software Elements, which amended ASC 985-605. In multiple-element arrangements, the adoption of these two ASUs will result in some of our products continuing to be accounted for under the software provisions of ASC 985-605 and others to be accounted for under the provisions that relate to the sale of non-software products.

In our typical multiple-element arrangement, the primary deliverables include:

1.	a client component (i.e., an item that is used by the person being authenticated in the form of either a new standalone hardware device or software that is downloaded onto a device the customer already owns),

2.	host system software that is installed on the customer’s systems (i.e., software on the host system that verifies the identity of the person being authenticated) or licenses for additional users on the host system software if the host system software had been installed previously, and

3.	post contract services (PCS) in the form of maintenance on the host system software or support.

Our multiple-element arrangements may also include other items that are usually delivered prior to the recognition of any revenue and incidental to the overall transaction such as initialization of the hardware device, customization of the hardware device itself or the packaging in which it is delivered, deployment services where we deliver the device to our customer’s end-use customer or employee and, in some limited cases, professional services to assist with the initial implementation of a new customer.

Effective January 1, 2011 with the adoption of ASU 2009-13 and 14 there was no change in the units of accounting, but there was a change in the method we use to allocate the revenue among the elements included in the arrangement.

In multiple-element arrangements that include a hardware client device, we allocate the selling price among all elements, delivered and undelivered, based on our internal price lists and the percentage of the selling price of that element, per the price list, to the total of the estimated selling price of all of the elements per the price list. Our internal price lists for both delivered and undelivered elements were determined to be reasonable estimates of the selling price of each element based on a comparison of actual sales made to the price list for each item delivered and to VSOE for undelivered items.

September 2, 2011

Undelivered elements generally include post-contract support (“PCS”) items, primarily maintenance and support. The method by which we determine VSOE has validated that the price lists are reasonable estimates of the selling price for PCS. The estimated selling price of PCS items is based on an established percentage of the user license fee attributable to the specific software and is applied consistently to all PCS arrangements. The percentage we use to establish VSOE, which is also generally consistent with the percentage used in the price list, is developed using the “bell curve method”. This method relies on historical data to show that at least 80% of all our renewals are within 15% of the median renewal percentage rate.

In multiple-element arrangements that include a software client device, we continue to account for each element under the current standards of ASC 985-605 related to software. When software client device and host software are delivered elements, we use the Residual Method (ASC 605-25) for determining the amount of revenue to recognize for token and software licenses if we have vendor specific objective evidence (VSOE) for all of the undelivered elements. Any discount provided to the customer is applied fully to the delivered elements in such an arrangement. We defer the revenue for tokens and software in any multiple element arrangement where we do not have VSOE for any undelivered element. VSOE of fair value of PCS agreements is based on separate sales transactions on a worldwide basis. In sales arrangements where VSOE of fair value has not been established, revenue for all elements is deferred and amortized over the life of the arrangement.

We do not expect a significant change in the pattern or timing of revenue recognition. The adoption of the new ASU 2009-13 and 14 did not have a significant impact on the recognition of revenue for the three and six months ended June 30, 2011 and is not expected to have a material impact on the recognition of future revenues.

For transactions other than multiple-element arrangements, we recognize revenue as follows:

1.	Hardware Revenue and License Fees: Revenue from the sale of computer security hardware or the license of software is recorded upon shipment or, if an acceptance period is allowed, at the latter of shipment or customer acceptance. No significant obligations or contingencies exist with regard to delivery, customer acceptance or rights of return at the time revenue is recognized.

2.	Maintenance and Support Agreements: Maintenance and support agreements generally call for us to provide software updates and technical support, respectively, to customers. Revenue on maintenance and technical support is deferred and recognized ratably over the term of the applicable maintenance and support agreement.

September 2, 2011

3.	Services: Subscription revenue is recognized ratably over the period in which the service is provided.

4.	Consulting and Education Services: We provide consulting and education services to our customers. Revenue from such services is recognized during the period in which the services are performed.

We recognize revenue from sales to distributors and resellers on the same basis as sales made directly to customers. We recognize revenue when there is persuasive evidence that an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection of the revenue is probable.

For large-volume transactions, we may negotiate a specific price that is based on the number of users of the software license or quantities of hardware supplied. The per unit prices for large-volume transactions are generally lower than transactions for smaller quantities and the price differences are commonly referred to as volume-purchase discounts.

All revenue is reported on a net basis, excluding any sales taxes or value added taxes.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses or this letter, please contact Maryann A. Waryjas or the undersigned.

Maryann A. Waryjas	Clifford K. Bown
Katten Muchin Rosenman LLP	VASCO Data Security International, Inc.
525 West Monroe Street	1901 South Meyers Road, Ste. 210
Chicago, Illinois 60661	Oakbrook Terrace, IL 60181
Phone: 312 902-5461	Phone U.S.: 630 932-8844 x304
Fax: 312 577-8755	Phone Switzerland: 41 43 813 35 06
Email: maryann.waryjas@kattenlaw.com	Fax U.S.: 630 932-8852
Email: cbo@vasco.com

September 2, 2011

Sincerely,

/s/ Clifford K. Bown
Clifford K. Bown
Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)